23003406

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SEC FILE NUMBER
8-40530

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/2022 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: SS&C MARKET SERVICES,LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

2000 CROWN COLONY DRIVE, 3RD FLOOR
(No. and Street)

QUINCY	MA	02169
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

TODD STUCKY	262-613-8167	TODD.STUCKY@SSCINC.COM
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

FORVIS,LLP
(Name – if individual, state last, first, and middle name)

1201 WALNUTSTREET, SUITE 1700	KANAS CITY	MO	64106
(Address)	(City)	(State)	(Zip Code)

10/16/2003	686
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, TODD STUCKY, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of SS&C MARKET SERVICES, as of 2/27, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Erin E Christensen
Notary Public, State of Wisconsin

Signature: Todd Stucky

Title:
Contoller/FINOP

Erin E Christensen
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ■ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

SS&C Market Services, LLC

Financial Statements and Supplementary Schedules
Filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934
(Confidential treatment requested)
December 31, 2022

SS&C Market Services, LLC
Table of Contents
(Confidential treatment requested)
December 31, 2022

FORV/S

1201 Walnut Street, Suite 1700 / Kansas City, MO 64106
P 816.221.6300 / F 816.221.6380
forvis.com

Report of Independent Registered Public Accounting Firm

To the Board of Managers and Member
SS&C Market Services, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of SS&C Market Services, LLC (the "Company") as of December 31, 2022, the related statements of income, changes in member's interest, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2022, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Computation of Net Capital under Rule 15c3-1 of the *Securities Exchange Act of 1934* as of December 31, 2022, Computation for Determination of Reserve Requirements under Rule 15c3-3 of the *Securities Exchange Act of 1934* as of December 31, 2022, Information Relating to Possession or Control Requirements under Rule 15c3-3 of the *Securities Exchange Act of 1934* as of December 31, 2022 and Computation for Determination of PAB Reserve Requirements under Rule 15c3-3 of the *Securities Exchange Act of 1934* as of December 31, 2022 ("supplemental information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the

underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 CFR §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

FORVIS, LLP

(Formerly BKD, LLP)

We have served as the Company's auditor since 2020.

Kansas City, Missouri
February 27, 2023

SS&C Market Services, LLC
Statement of Financial Condition
(Confidential treatment requested)
December 31, 2022

Assets		
Cash and cash equivalents	$	4,887,275
Accounts receivable, net of allowance of $941		3,577,343
Prepaid expenses		58,632
Total assets	$	8,523,250
Liabilities and Member's Interest		
Accounts payable	$	139,196
Accrued liabilities		1,410,720
Total liabilities		1,549,916
Member's interest		
Member's capital		6,962,102
Retained earnings		11,232
Total member's interest		6,973,334
Total liabilities and member's interest	$	8,523,250

The accompanying notes are an integral part of these financial statements.

SS&C Market Services, LLC
Statement of Income
(Confidential treatment requested)
Year Ended December 31, 2022

Revenues		
Service revenue	$	19,248,756
Expenses		
Fees paid to third party providers		4,617,869
Professional fees		136,723
Other expenses		1,498,988
Total expenses		6,253,580
Net income	$	12,995,176

The accompanying notes are an integral part of these financial statements.

SS&C Market Services, LLC
Statement of Changes in Member's Interest
(Confidential treatment requested)
Year Ended December 31, 2022

	Member's Capital	Retained Earnings	Total Member's Interest
December 31, 2021	$ 17,221,298	$ 24,316,056	$ 41,537,354
Transfer of net assets to DST Brokerage Solutions, LLC (Note 1)	(10,259,196)	-	(10,259,196)
Net income	-	12,995,176	12,995,176
Cash dividends	-	(37,300,000)	(37,300,000)
December 31, 2022	$ 6,962,102	$ 11,232	$ 6,973,334

The accompanying notes are an integral part of these financial statements.

SS&C Market Services, LLC
Statement of Cash Flows
(Confidential treatment requested)
Year Ended December 31, 2022

Cash flows—operating activities:		
Net income	$	12,995,176
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in:		
Accounts receivable		9,813,554
Prepaid expenses		5,307
Accounts payable and accrued liabilities		(1,644,016)
Net cash provided by operating activities		21,170,021
Cash flows—financing activities:		
Payment of cash dividends		(37,300,000)
Net cash used in financing activities		(37,300,000)
Net decrease in cash and cash equivalents		(16,129,979)
Cash and cash equivalents, beginning of year		21,017,254
Cash and cash equivalents, end of year	$	4,887,275
Non-cash transactions:		
Transfer of net assets to DST Brokerage Solutions, LLC (Note 1)	$	10,259,196

The accompanying notes are an integral part of these financial statements.

SS&C Market Services, LLC
Notes to the Financial Statements
(Confidential treatment requested)
December 31, 2022

1. Organization and Business

SS&C Market Services, LLC ("SS&C Market Services", "we", "our", "us" or the "Company") is a wholly–owned subsidiary of DST Systems, Inc. ("DST" or "Parent"), which is a wholly-owned subsidiary of SS&C Technologies Holdings, Inc. ("SS&C"). We are a broker-dealer formed under the Securities Exchange Act of 1934 and are registered with the Securities and Exchange Commission ("SEC"). We provide a platform for facilitating the transfer of rollover transactions from individual qualified retirement plan accounts to individual retirement accounts. We also provide corrective trading and related services to our affiliate DST Brokerage Solutions, LLC ("DST Brokerage Solutions"), which is a wholly–owned subsidiary of DST. DST Brokerage Solutions provides mutual fund shareowner recordkeeping services to brokerage firms who perform recordkeeping functions in a subaccounting arrangement for mutual fund accounts that have been sold by the financial advisors of their broker-dealer customers, as well as the processing and servicing of alternative investments for broker-dealers.

We are a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC").

On January 1, 2022, SS&C Market Services assigned all subaccounting and related service contracts (and all amendments thereto) with existing third-party customers to DST Brokerage Solutions. The assigned contracts generate revenues related to subaccounting, alternative investment and out-of-pocket expense reimbursements. In connection with the assignment of subaccounting and related service contracts, SS&C Market Services transferred all existing employees and net assets directly related to servicing the assigned contracts to DST Brokerage Solutions as of January 1, 2022. Net assets transferred to DST Brokerage Solutions primarily include the remaining balance of deferred customer transition assistance payments, goodwill and intangible assets, property and equipment, the operating lease right of use asset and related liability, and certain accrued employee costs.

On January 1, 2023, DST Systems, Inc. was renamed SS&C GIDS, Inc. and DST Brokerage Solutions, LLC was renamed SS&C Brokerage Solutions, LLC.

2. Summary of Significant Accounting Policies

Use of estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and cash equivalents
Cash represents cash held at financial institutions. Cash accounts are in FDIC insured accounts that are insured up to $250,000. The Company's cash balances are greater than the insured amount.

Short-term liquid investments with original maturities of 90 days or less are considered cash equivalents. Due to the short-term nature of these investments, carrying value approximates market value.

Accounts receivable
Accounts receivable are stated at the amount billed to clients. We provide an allowance for doubtful accounts, which is based upon a review of outstanding receivables, historical collection information and existing economic conditions. Delinquent receivables may be written off based on specific circumstances

of the clients. Accounts receivable, net, resulting from contracts with customers were $3,454,380 and $12,910,165 at December 31, 2022 and 2021, respectively.

Revenue recognition

The Company accounts for revenue in accordance with ASC Topic 606, Revenue from Contracts with Customers. Revenue recognition is determined through the following steps:

1. Identification of the contract, or contracts, with a customer
2. Identification of the performance obligations in the contract
3. Determination of the transaction price
4. Allocation of the transaction price to the performance obligations in the contract
5. Recognition of revenue when, or as, we satisfy a performance obligation.

Performance Obligations

A performance obligation is a promise in a contract to transfer a distinct good or service to the customer and is the unit of account. A contract's transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied. The Company's contracts have a bundle of performance obligations with a single pattern of transfer to the customer and method of revenue recognition, and are therefore accounted for as a single performance obligation, to which the entire transaction price is attributed.

Service Revenue

Revenues are derived from transaction fees for facilitating the transfer of rollover transactions from individual qualified retirement plan accounts to individual retirement accounts. These fees are either based on the number of transactions processed or the value of the underlying assets transferred and are recorded when the rollover transactions are completed. For some rollovers processed, we also earn revenue based on the value of rollover assets retained by our clients at agreed upon future dates. Contracts with our clients generally have an initial term of 3 to 5 years and automatically renew thereafter unless affirmatively cancelled by the Company or the client. Allowances for billing adjustments are recorded as reductions in service revenues and bad debt expense is recorded within other expenses.

The Company also earns revenue from providing corrective trading and related services to our affiliate, which is recognized on a cost plus mark-up basis in accordance with our service agreement.

Revenue Disaggregation

Information concerning the revenues by service type is as follows:

Rollover		17,633,207
Corrective trading and related services to affiliate		1,615,549
Total Service Revenue	$	19,248,756

Fair value of financial instruments

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Various valuation inputs are used to determine fair value according to a three-level hierarchy. Such inputs are defined broadly as follows:

Level 1 - Unadjusted quoted prices in active markets for identical instruments that the reporting entity has the ability to access at the measurement date.

Level 2 - Prices or valuations based on other significant observable inputs (including quoted prices for similar securities, interest rates, etc.) for the instruments.

Level 3 - Prices or valuations based on significant unobservable inputs (including the entity's own assumptions in determining fair value) for the instruments.

The Company had no assets or liabilities measured on a recurring basis during the year or at December 31, 2022 which were deemed Level 1, Level 2 or Level 3 other than a Level 1 money market mutual fund of $4,882,089 that is classified as cash and cash equivalents in the Statement of Financial Condition.

Substantially all of the Company's financial assets and liabilities are carried at fair value or at amounts which, because of their short-term nature, approximate fair value.

Income taxes

The Company elected to be taxed as a single member Limited Liability Company (LLC) for federal income tax purposes effective January 1, 2018. As a single-member LLC, we are disregarded as an entity separate from our owner for income tax purposes. Hence, for federal income tax purposes, our assets and liabilities, as well as our items of income, deduction, gain, loss and credit are reported in the operations of DST Systems, Inc. DST Systems, Inc. is included within the consolidated federal income tax return of SS&C.

Our accounting policy is to not present an income tax provision for a single member LLC, as this presentation reflects the economic activity and obligations of the entity as the entity is disregarded for federal and state tax purposes. Furthermore, no formal tax-sharing arrangement exists with this entity, and this entity does not have any commitment or obligation to fund any tax liability of the member with its earnings. This accounting policy is consistent with how the income tax returns are prepared.

Subsequent events

The Company has performed an evaluation of subsequent events through February 27, 2023, which is the date the financial statements were issued. We do not have any material undisclosed reportable subsequent events.

3. Related Party Transactions

SS&C Market Services provides services to DST Brokerage Solutions to support broker-dealer activities for clients that were assigned to DST Brokerage Solutions under an inter-company service agreement between SS&C Market Services and DST Brokerage Solutions ("Inter-company Service Agreement") effective January 1, 2022. Certain employees of DST Brokerage Solutions are involved in the performance of services by SS&C Market Services under this Inter-company Service Agreement. Inter-company costs and revenues are allocated between SS&C Market Services and DST Brokerage Solutions using a reasonable allocation method that will attempt to equate the proportional cost of the services to the proportional use or benefit derived from the services and comply with the expense allocation requirements of the Securities Exchange Act of 1934, Rule 17a-3 and Rule 17a-4.

Additionally, we may contract with DST and affiliates of DST or SS&C for certain administrative services including, but not limited to, information technology services, legal, accounting, tax and other various corporate support functions.

Total related party revenue was $1,615,549 for the year ended December 31, 2022, which is included in Service revenue in the Statement of Income. Total related party expense was $1,331,827 for the year ended December 31, 2022, which is included in Other expenses in the Statement of Income.

We participated in certain services management programs, wherein cash disbursements are funded by Parent. At December 31, 2022, we had a total receivable from Parent and affiliates of $122,963 and a total payable to Parent and affiliates of $123,136 reflected in Accounts receivable and Accounts payable, respectively, in the Statement of Financial Condition. These amounts are settled regularly throughout the year.

For the year ended December 31, 2022, we paid cash dividends to DST in the amount of $37,300,000.

4. Commitments and Contingencies

We are involved in legal and regulatory proceedings arising in the normal course of our business. While the ultimate outcome of these proceedings cannot be predicted with certainty, it is the opinion of management, after consultation with legal counsel, that the final outcome in such proceedings, in the aggregate, would not have a material adverse effect on our financial condition, results of operations and cash flow.

In the normal course of business, we enter into contracts that contain a variety of representations and warranties which provide general indemnifications. Our maximum exposure under these arrangements is unknown as the contracts refer to potential claims that have not yet occurred. However, management expects the risk of loss to be remote.

5. Significant Estimates and Concentrations

Accounting principles generally accepted in the United States of America require disclosure of certain significant estimates and current vulnerabilities due to certain concentrations. Those matters include the following:

Major customers

Our two largest customers accounted for approximately 68.7% of our total revenues for the year ended December 31, 2022.

Credit risk

Cash balances which exceed Federal Deposit Insurance Corporation insurance coverage limits subject us to a concentration of credit risk.

Current economic conditions

Economic and financial market conditions could adversely affect the results of operations in future periods. Instability in the financial markets may significantly impact the volume of future sales, which could have an adverse impact on our future operating results.

In addition, given the volatility of economic conditions, the values of assets and liabilities recorded in the financial statements could change rapidly, resulting in material future adjustments in allowances for accounts receivable that could negatively impact our ability to maintain sufficient liquidity.

Reliability of systems

The Company relies on service providers that are integral to its revenue generating activities, certain of which are affiliates of the Company. A disruption of services provided, such as connectivity, may have an impact on the financial results of the Company.

6. Regulatory requirements

We are subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of a minimum net capital requirement. We have elected the alternative net capital method. This method establishes a minimum net capital requirement of the greater of $250,000 or 2% of aggregate debits, pursuant to Rule 15c3-3. We had net capital at December 31, 2022 of $3,239,717, which exceeded our net capital requirement by $2,989,717.

Supplementary Schedules

SS&C Market Services, LLC
Computation of Net Capital
under Rule 15c3-1 of the Securities Exchange Act of 1934
(Confidential treatment requested)
December 31, 2022

Member's interest	$	6,973,334
Deductions and/or charges		
Nonallowable assets		
Accounts receivable		3,454,380
Accounts receivable from Parent		122,963
Prepaid expenses		58,632
Total deductions and/or charges		3,635,975
Net capital before haircuts		3,337,359
Haircuts on securities		(97,642)
Net capital		3,239,717
Computation of alternate net capital requirements		
2% of aggregate debit items (or $250,000, if greater)		250,000
Excess net capital	$	2,989,717

No material differences exist between the Computation of Net Capital included above and the schedule included in the Company's unaudited December 31, 2022 FOCUS Report Part II as filed on January 25, 2023.

SS&C Market Services, LLC
Computation for Determination of Reserve Requirements
under Rule 15c3-3 of the Securities Exchange Act of 1934
(Confidential treatment requested)
December 31, 2022

Credit balances	**Credits**	**Debits**
Free credit balances and other credit balances in customers' security accounts	$ -	$ -
Monies borrowed collateralized by securities carried for the accounts of customers	-	
Monies payable against customers' securities loaned	-	
Customers' securities failed to receive	-	
Credit balances in firm accounts which are attributable to principal sales to customers	-	
Market value of stock dividends, stock splits and similar distributions receivable outstanding over thirty calendar days.	-	
Market value of short security count differences over thirty calendar days old	-	
Market value of short securities and credits (not to be offset by "long" or "debits") in all suspense accounts over thirty calendar days	-	
Market value of securities which are in transfer in excess of forty calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer during the forty days	-	
Total credit items	$ -	
Debit balances		
Debit balances in customers' cash and margin accounts excluding unsecured accounts and accounts doubtful of collection		-
Securities borrowed to effectuate short sales by customers and securities borrowed to make delivery on customers' securities failed to deliver		-
Failed to deliver of customers' securities not older than thirty calendar days		-
Margin required and on deposit with the Option Clearing Corp. for all option contracts written or purchased in customer accounts		-
Total debit items		$ -
Less 3% haircut for Alternative Net Capital Method		-
Total 15c3-3 debits		-
Excess of total credits (sum of 1-9) over total debits (sum of items 10-13) required to be on deposit in the "Reserve Bank Account."		-
Amount Held on Deposit in Reserve Bank Accounts at End of Reporting Period		-
Amount of deposit made on January 2, 2023		-
New amount in "Reserve bank Account" after adding deposit		-

No material differences exist between the audited Computation for Determination of Reserve Requirements and the schedule included in the Company's unaudited December 31, 2022 FOCUS Report Part II as filed on January 25, 2023.

SS&C Market Services, LLC
Information Relating to Possession or Control Requirements
under Rule 15c3-3 of the Securities Exchange Act of 1934
(Confidential treatment requested)
December 31, 2022

State the market valuation and the number of items of:

Customers' fully paid securities and excess margin securities not in the respondent's possession or control as of December 31, 2022 (for which instructions to reduce the possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.	$	-
Number of items	$	-
Customers' fully paid securities and excess margin securities for which instructions to reduce to possession or control had not been issued as of December 31, 2022 excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.	$	-
Number of items	$	-

No material differences exist between the audited Information Relating to Possession or Control Requirements and the schedule included in the Company's unaudited December 31, 2022 Amended FOCUS Report Part II as filed on January 25, 2023.

DST Market Services, LLC
Computation for Determination of PAB Reserve Requirements
under Rule 15c3-3 of the Securities Exchange Act of 1934
(Confidential treatment requested)
December 31, 2022

Credit balances	**Credits**	**Debits**
Free credit balances and other credit balances in PAB security accounts.	$ -	$ -
Monies borrowed collateralized by securities carried for the accounts of PAB.	-	
Monies payable against PAB securities loaned.	-	
PAB securities failed to received	-	
Credit balances in firm accounts which are attributable to principal sales to PAB	-	
Fair value of stock dividends, stock splits and similar distributions receivable outstanding over thirty calendar days.	-	
Fair value of short security count differences over thirty calendar days old.	-	
Fair value of short securities and credits (not to be offset by "long" or "debits") in all suspense accounts over thirty calendar days.	-	
Fair value of securities which are in transfer in excess of forty calendar days and have not been confirmed to be in transfer by the transfer agent or the issuer.	-	
Total PAB credit items	$ -	
Debit balances		
Debit balances in PAB cash and margin accounts excluding unsecured accounts and accounts doubtful of collection		-
Securities borrowed to effectuate short sales by PAB and securities borrowed to make delivery on customers' securities failed to deliver.		-
Failed to deliver of PAB securities not older than thirty calendar days.		-
Margin required and on deposit with the Option Clearing Corp. for all option contracts written or purchased in PAB accounts.		-
Margin required and on deposit with a registered clearing agency or a registered derivatives clearing organization related to the following types of positions written, purchased or sold in customer accounts: (1) security futures products and (2) futures contracts (and options thereon) carried in a securities account pursuant to an SRO portfolio margining rule.		-
Total PAB debit items		$ -
Reserve computation		
Excess of total PAB credits over total PAB debits		-
Required deposit		-
Amount Held on Deposit in Reserve Bank Accounts at End of Reporting Period		-
Amount of deposit made on January 2, 2023		-
New amount in "Reserve bank Account" after adding deposit		-

No material differences exist between the audited Computation for Determination of PAB Reserve Requirements and the schedule included in the Company's unaudited December 31, 2022 FOCUS Report Part II as filed on January 25, 2023.